Exhibit 99.1

FUTU HOLDINGS LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

		As of December 31	As of June 30
	Note	2019	2020	2020
		HK$	HK$	US$
ASSETS
Cash and cash equivalents		362,574	788,113	101,691
Cash held on behalf of clients		14,540,863	31,111,501	4,014,335
Available-for-sale financial securities		93,773	12,043	1,554
Equity method investment	4	6,166	5,740	741
Loans and advances (net of allowance of nil and HK$3,248 thousand as of December 31, 2019 and June 30, 2020)	6	4,188,689	6,777,557	874,512
Receivables:
Clients		247,017	547,812	70,685
Brokers		1,226,348	2,826,107	364,654
Clearing organization		304,080	225,762	29,130
Fund management companies and fund distributors		—	238,445	30,767
Interest		16,892	23,598	3,045
Prepaid assets		12,470	10,610	1,369
Operating lease right-of-use assets	5	161,617	137,286	17,714
Other assets	9	239,435	256,981	33,158
Total assets		21,399,924	42,961,555	5,543,355

LIABILITIES
Amounts due to related parties	28(b)	33,628	16,150	2,084
Payables:
Clients		15,438,879	32,502,042	4,193,758
Brokers		1,484,243	4,618,505	595,928
Clearing organization		—	225,629	29,113
Fund management companies and fund distributors		26,381	27,463	3,544
Interest		519	103	13
Borrowings	10	1,467,586	1,607,485	207,415
Securities sold under agreements to repurchase		1,590	500,549	64,586
Operating lease liabilities	5	172,466	147,437	19,024
Accrued expenses and other liabilities	11	226,079	366,122	47,241
Total liabilities		18,851,371	40,011,485	5,162,706

Contingencies (Note 27)

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

		As of December 31	As of June 30
	Note	2019	2020	2020
		HK$	HK$	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 48,700,000,000 and 48,700,000,000 shares authorized as of December 31, 2019 and June 30, 2020, respectively; 459,090,941 and 459,655,397 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	12	36	36	5
Class B ordinary shares (US$0.00001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2019 and June 30, 2020, respectively; 544,552,051 and 544,552,051 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	12	42	42	5
Additional paid-in capital		2,536,182	2,550,653	329,112
Accumulated other comprehensive loss		(4,446)	(8,742)	(1,128)
Retained earnings		16,739	408,081	52,655
Total shareholders’ equity		2,548,553	2,950,070	380,649
Total liabilities and shareholders’ equity		21,399,924	42,961,555	5,543,355

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

		For the Six Months ended June 30,
	Note	2019	2020	2020
		HK$	HK$	US$

Revenues
Brokerage commission and handling charge income	17	236,981	708,695	91,443
Interest income	18	221,741	352,333	45,462
Other income	19	37,581	117,178	15,120

Total revenues		496,303	1,178,206	152,025
Costs
Brokerage commission and handling charge expenses	20	(45,236)	(127,174)	(16,409)
Interest expenses	21	(39,209)	(73,315)	(9,460)
Processing and servicing costs	23	(40,630)	(71,233)	(9,191)
Total costs		(125,075)	(271,722)	(35,060)
Total gross profit		371,228	906,484	116,965

Operating expenses
Research and development expenses	22	(117,137)	(201,336)	(25,979)
Selling and marketing expenses	22	(74,217)	(161,606)	(20,852)
General and administrative expenses	22	(66,438)	(97,755)	(12,613)
Total operating expenses		(257,792)	(460,697)	(59,444)

Others, net		(3,832)	(8,362)	(1,079)

Income before income tax expenses		109,604	437,425	56,442

Income tax expenses	24	(8,263)	(45,775)	(5,906)
Share of loss from equity method investments		(470)	(308)	(40)

Net income		100,871	391,342	50,496

Preferred shares redemption value accretion		(12,309)	—	—
Income allocation to participating preferred shareholders		(10,196)	—	—
Net income attributable to ordinary shareholders of the Company		78,366	391,342	50,496

Net income		100,871	391,342	50,496
Other comprehensive loss, net of tax
Foreign currency translation adjustment		(4,523)	(4,296)	(554)
Total comprehensive income		96,348	387,046	49,942

Net income per share attributable to ordinary shareholders of the Company	15
Basic		0.11	0.39	0.05
Diluted		0.10	0.39	0.05

Net income per ADS
Basic		0.87	3.12	0.40
Diluted		0.76	3.09	0.40

Weighted average number of ordinary shares used in computing net income per share	15
Basic		717,361,836	1,003,789,053	1,003,789,053
Diluted		827,313,154	1,013,357,569	1,013,357,569

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

		Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional	Accumulated other	(Accumulated
	Note	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	paid in capital	comprehensive loss	deficit)/Retained earnings	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$

As of January 1, 2019		403,750,000	31	—	—	—	—	—	(1,299)	(148,925)	(150,193)
Profit for the period		—	—	—	—	—	—	—	—	100,871	100,871
Share-based compensation	14	—	—	—	—	—	—	7,595	—	—	7,595
Preferred shares redemption value accretion		—	—	—	—	—	—	(12,309)	—	—	(12,309)
Conversion and redesignation of preferred shares into ordinary shares		—	—	237,129,043	19	140,802,051	11	1,262,751	—	—	1,262,781
Issuance of ordinary shares upon Initial Public Offering (“IPO”)		—	—	115,666,666	9	—	—	1,259,308	—	—	1,259,317
Redesignation of ordinary shares into Class B ordinary shares		(403,750,000)	(31)	—	—	403,750,000	31	—	—	—	—
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(4,523)	—	(4,523)
Balance at June 30, 2019		—	—	352,795,709	28	544,552,051	42	2,517,345	(5,822)	(48,054)	2,463,539

As of January 1, 2020		—	—	459,090,941	36	544,552,051	42	2,536,182	(4,446)	16,739	2,548,553
Profit for the period		—	—	—	—	—	—	—	—	391,342	391,342
Share-based compensation	14	—	—	—	—	—	—	12,065	—	—	12,065
Shares issued upon exercise of employee share options		—	—	564,456	—	—	—	2,406	—	—	2,406
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(4,296)	—	(4,296)
Balance at June 30, 2020		—	—	459,655,397	36	544,552,051	42	2,550,653	(8,742)	408,081	2,950,070

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		For the Six Months Ended June 30,
	Note	2019	2020	2020
		HK$	HK$	US$

Cash flows from operating activities
Net income		100,871	391,342	50,496
Adjustments for:
Depreciation and amortization		6,556	13,570	1,751
Expected credit loss expenses		—	3,248	419
Share of loss from equity method investments		470	308	40
Foreign exchange losses		2,631	4,153	536
Share-based compensation	14	7,595	12,065	1,557
Realized gain from available-for-sale financial securities		(376)	(360)	(46)
Deferred income tax benefit		(2,518)	—	—
Amortisation of right-of-use assets		6,098	24,804	3,200

Changes in operating assets:
Net increase in loans and advances		(685,570)	(2,592,116)	(334,462)
Net increase in accounts receivable from clients and brokers		(181,454)	(1,900,554)	(245,230)
Net decrease in accounts receivable from clearing organization		36,730	78,318	10,105
Net increase in accounts receivable from fund management companies and fund distributors		—	(238,445)	(30,767)
Net decrease/(increase) in interest receivable		11,639	(6,706)	(865)
Net decrease in prepaid assets		537	1,860	240
Net decrease in other assets		18,101	10,106	1,304

Changes in operating liabilities:
Net increase in amounts due to related parties		2,026	11,100	1,432
Net increase in accounts payable to clients and brokers		194,395	20,197,425	2,606,086
Net increase in accounts payable to clearing organization		—	225,629	29,113
Net increase in accounts payable to fund management companies and fund distributors		—	1,082	140
Net increase in payroll and welfare payable		861	61,704	7,962
Net increase/(decrease) in interest payable		1,931	(416)	(54)
Net decrease in operating lease liabilities		(4,634)	(26,414)	(3,408)
Net increase in securities sold under agreements to repurchase		—	498,959	64,381
Net increase in other liabilities		8,730	78,069	10,073
Net cash (used in)/generated from operating activities		(475,381)	16,848,731	2,174,003

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

		For the Six Months Ended June 30,
	Note	2019	2020	2020
		HK$	HK$	US$

Cash flows from investing activities
Proceeds from disposal of property and equipment and intangible assets		3	—	—
Purchase of property and equipment and intangible assets		(47,901)	(31,523)	(4,067)
Purchase of available-for-sale financial securities		(87,300)	(102,911)	(13,279)
Proceeds from disposal of available-for-sale financial securities		97,820	182,832	23,591
Realized gain received from available-for-sale financial securities		376	360	46
Acquisition of equity method investments		(6,709)	—	—
Net cash (used in)/generated from investing activities		(43,711)	48,758	6,291

Cash flows from financing activities
Proceeds from borrowings		2,424,101	8,384,295	1,081,831
Repayment of borrowings		(3,181,807)	(8,244,396)	(1,063,779)
Proceeds from initial public offering, net of issurance costs		1,259,317	—	—
Proceeds from exercise of share options		—	11,365	1,466
Net cash generated from financing activities		501,611	151,264	19,518

Effect of exchange rate changes on cash, cash equivalents and restricted cash		(13,827)	(52,576)	(6,784)

Net (decrease)/increase in cash, cash equivalents and restricted cash		(31,308)	16,996,177	2,193,028
Cash, cash equivalents and restricted cash at beginning of the period		11,987,104	14,903,437	1,922,998

Cash, cash equivalents and restricted cash at end of the period		11,955,796	31,899,614	4,116,026

Cash, cash equivalents and restricted cash
Cash and cash equivalents		496,761	788,113	101,691
Cash held on behalf of clients		11,459,035	31,111,501	4,014,335
Cash, cash equivalents and restricted cash at end of the period		11,955,796	31,899,614	4,116,026

Non-cash financing activities
Accretion to preferred shares redemption value		12,309	—	—

Supplemental disclosure
Interest paid		(37,278)	(74,772)	(9,648)
Income tax paid		—	(10,843)	(1,399)
Cash paid for amounts include in operating lease liabilities		(6,876)	(28,865)	(3,724)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.                            ORGANIZATION AND PRINCIPAL ACTIVITIES

Principal activities

Futu Holdings Limited (the “Company”) is an investment holding company incorporated in the Cayman Islands with limited liability and conducts its business mainly through its subsidiaries, variable interest entity (“VIE”) and subsidiary of the VIE (collectively referred to as the “Group”). The Group principally engages in online financial services including securities and derivative trades brokerage, margin financing and fund distribution services based on independently developed software and websites like “Futu NiuNiu” mobile app. The Group also provides financial information and online community services, etc. The Company completed its IPO on March 8, 2019 on the Nasdaq Global Market. Each American Depositary Shares (“ADSs”) of the Company represents eight Class A ordinary shares.

As of June 30, 2020, the Company’s principal subsidiaries, consolidated VIE and subsidiary of VIE are as follows:

Subsidiaries	Date of Incorporation/ Establishment/	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Futu Securities International (Hong Kong) Limited (“Futu Securities” or the “Operating Company”)	April 17, 2012	Hong Kong	100%	Financial services
Futu Securities (Hong Kong) Limited	May 2, 2014	Hong Kong	100%	Investment holding
Futu Network Technology Limited	May 17, 2015	Hong Kong	100%	Research and development and technology services
Futu Network Technology (Shenzhen) Co., Ltd.	October 14, 2015	Shenzhen, PRC	100%	Research and development and technology services
Shen Si Network Technology (Beijing) Co., Ltd. (“Shen Si”)	September 15, 2014	Beijing, PRC	100%	No substantial business
Futu Inc.	December 17, 2015	Delaware, USA	100%	Financial services

VIE
Shenzhen Futu Network Technology Co., Ltd.(1) (“Shenzhen Futu”)	December 18, 2007	Shenzhen, PRC	100%	Research and development and technology services

Subsidiary of the VIE
Beijing Futu Network Technology Co., Ltd.	April 4, 2014	Beijing, PRC	100%	No substantial business

Note:

(1)                       Mr. Leaf Hua Li and Ms. Lei Li are beneficiary owners of the Company and held 85% and 15% equity interest in Shenzhen Futu, respectively. Mr. Leaf Hua Li is the founder, chairman and chief executive officer of the Company, and Ms. Lei Li is Mr. Leaf Hua Li’s spouse.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the Group’s unaudited interim condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Group’s financial position as of December 31, 2019 and June 30, 2020, and results of operations and cash flows for the six months ended June 30, 2019 and 2020. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019, and related notes included in the Group’s audited consolidated financial statements. The financial information as of December 31, 2019 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements as of December 31, 2019.

Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.

Basis of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiary of the VIEs for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiary of the VIEs have been eliminated upon consolidation.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies

1)                           Contractual Agreements with VIEs

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) between the Company’s PRC subsidiary, Shen Si, and the VIEs, Shenzhen Futu and Hainan Futu Information Services Co., Ltd. (“Hainan Futu”). Through the Contractual Agreements, the VIEs are effectively controlled by the Company.

Shareholders’ Voting Rights Proxy Agreements.   Pursuant to the Shareholders’ Voting Rights Proxy Agreements, each shareholder of Shenzhen Futu and Hainan Futu irrevocably authorized Shen Si or any person(s) designated by Shen Si to exercise such shareholder’s rights in Shenzhen Futu and Hainan Futu, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, and other shareholders’ voting right permitted by the Articles of Association of Shenzhen Futu and Hainan Futu. The shareholders’ voting rights proxy agreements remain irrevocable and continuously valid from the date of execution until the expiration of the business term of Shen Si and can be renewed upon request by Shen Si.

Business Operation Agreements.   Pursuant to the Business Operation Agreements, Shenzhen Futu and Hainan Futu, and their shareholders undertake that without Shen Si’s prior written consent, Shenzhen Futu and Hainan Futu shall not enter into any transactions that may have a material effect on Shenzhen Futu’s and Hainan Futu’s assets, business, personnel, obligations, rights or business operations. Shenzhen Futu and Hainan Futu, and their shareholders shall elect directors nominated by Shen Si and such directors shall nominate officers designated by Shen Si. The business operation agreements will remain effective until the end of Shen Si’s business term, which will be extended if Shen Si’s business term is extended or as required by Shen Si.

Equity Interest Pledge Agreements.   Pursuant to the Equity Interest Pledge Agreements, each shareholder of Shenzhen Futu and Hainan Futu agrees that, during the term of the Equity Interest Pledge Agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Shen Si. The Equity Interest Pledge Agreements remain effective until the latter of the full payment of all secured debt under the equity interest pledge agreements and Shenzhen Futu, Hainan Futu and their shareholders discharge all their obligations under the contractual arrangements.

Exclusive Technology Consulting and Services Agreement.   Under the Exclusive Technology Consulting and Services Agreements between Shen Si and the VIEs, Shenzhen Futu and Hainan Futu, Shen Si has the exclusive right to provide Shenzhen Futu and Hainan Futu with technology consulting and services related to, among other things, technology research and development, technology application and implementation, maintenance of software and hardware. Without Shen Si’s written consent, Shenzhen Futu and Hainan Futu shall not accept any technology consulting and services covered by these agreements from any third party. Shenzhen Futu and Hainan Futu. agree to pay a service fee at an amount equivalent to all of its net profit to Shen Si. Unless otherwise terminated in accordance with the terms of these agreements or otherwise agreed with Shen Si, these agreements will remain effective until the expiration of Shen Si’s business term, and will be renewed if Shen Si’s business term is extended.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

1)                           Contractual Agreements with VIEs (Continued)

Exclusive Option Agreements. Pursuant to the Exclusive Option Agreement, each shareholder of Shenzhen Futu and Hainan Futu has irrevocably granted Shen Si an exclusive option, to the extent permitted by PRC laws, to purchase, or have its designated person or persons to purchase, at its discretion, all or part of the shareholder’s equity interests in Shenzhen Futu and Hainan Futu. Unless PRC laws and/or regulations require valuation of the equity interests, the purchase price shall be RMB1.00 or the lowest price permitted by the applicable PRC laws, whoever is higher. Each shareholder of Shenzhen Futu and Hainan Futu undertakes that, without the prior written consent of Shen Si, he or she will not, among other things, (i) create any pledge or encumbrance on his or her equity interests in Shenzhen Futu and Hainan Futu, (ii) transfer or otherwise dispose of his or her equity interests in Shenzhen Futu and Hainan Futu, (iii) change Shenzhen Futu’s and Hainan Futu’s registered capital, (iv) amend Shenzhen Futu’s and Hainan Futu’s articles of association, (v) liquidate or dissolve Shenzhen Futu and Hainan Futu, or (vi) distribute dividends to the shareholders of Shenshen Futu and Hainan Futu. In addition, Shenzhen Futu and Hainan Futu undertake that, without the prior written consent of Shen Si, they will not, among other things, dispose of Shenzhen Futu’s and Hainan Futu’s material assets, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000, or create any pledge or encumbrance on any of their assets, or transfer or otherwise dispose of their material assets. Unless otherwise terminated by Shen Si, these agreements will remain effective until the expiration of Shen Si’s business term, and will be renewed if Shen Si’s business term is extended.

2)                           Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiary taken as a whole, which were included in the Group’s unaudited interim condensed consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and their subsidiary:

	As of December 31,	As of June 30,
	2019	2020
	(HK$ in thousands)

Total assets	68,480	122,632
Total liabilities	73,271	122,310

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Total operating revenue	18,689	50,298
Net (loss)/income	(193)	6,777

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)                           Risks in relation to the VIE structure (Continued)

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Net cash used in operating activities	(931)	(567)
Net decrease in cash and cash equivalents	(931)	(567)
Cash and cash equivalents at beginning of the period	1,750	1,481
Cash and cash equivalents at end of the period	819	914

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and VIEs’ subsidiary, and can have assets transferred out of the VIEs and VIEs’ subsidiary. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiary, except for registered capital of the VIEs and their subsidiary amounting to RMB10 million as of December 31, 2019 and June 30, 2020, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through its VIEs and VIEs’ subsidiary, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIEs and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiary in the unaudited interim condensed consolidated financial statements.

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it was taken effect on January 1, 2020. The Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment”, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s  ability to conduct business through the VIEs could be severely limited.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)                           Risks in relation to the VIE structure (Continued)

The Company’s ability to control the VIEs also depends on the power of attorney Shen Si has to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•                                revoke the Group’s business and operating licenses;

•                                require the Group to discontinue or restrict its operations;

•                                restrict the Group’s right to collect revenues;

•                                block the Group’s websites;

•                                require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•                                impose additional conditions or requirements with which the Group may not be able to comply; or

•                                take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

Use of Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue, cost and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, the estimation of selling and marketing expense from incentive program, the valuation and recognition of share-based compensation arrangements, depreciable lives of property and equipment, useful life of intangible assets, assessment for impairment of loans and advances, provision of income tax and valuation allowance for deferred tax asset. Actual results could differ from those estimates.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income and Foreign Currency Translation

The Group’s operating results are reported in the unaudited interim condensed consolidated statements of comprehensive income pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Hong Kong dollar which is the presentational currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into Hong Kong dollars at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the Hong Kong dollar (as described above) are reported net of tax, where applicable, in accumulated OCI in the unaudited interim condensed consolidated balance sheets.

Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of comprehensive income and unaudited interim condensed consolidated statements of cash flows from HK$ into US$ as of and for the six months ended June 30, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=HK$7.7501, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2020. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2020, or at any other rate.

Current Expected Credit Losses

Prior to January 1, 2020, the Group applied incurred loss methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.

On January 1, 2020, the Group adopted FASB ASC Topic 326 — “Financial Instruments — Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Group is exposed to credit risk as a result of a present obligation to extend credit. The Group concluded there is no liability associated with off-balance sheet credit exposures for all periods presented.

The Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the Group’s retained earnings as of January 1, 2020. Loans and advances are collateralized by client securities and the collateral is required to be maintained at specified minimum levels at all times. The Group monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Group applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for the loans and advances. In accordance with the practical expedient, when the Group reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. For the six months ended June 30, 2020, expected credit loss expenses of HK$3,248 thousand resulting from the assessment of credit losses for the loans and advances under ASC Topic 326 at period-end is recognized in “Others, net” in the unaudited interim condensed consolidated statements of comprehensive income.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current Expected Credit Losses(Continued)

An allowance for credit losses on other financial receivables, including receivables from clients, brokers, clearing organization and fund management companies and fund distributors, is estimated based on the aging of these financial receivables. Since most of the financial receivables are short-term in nature, the allowance for credit losses for other financial receivables were immaterial for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

Cash Held on Behalf of Clients

The Group has classified the clients’ deposits as cash held on behalf of clients under the assets section in the unaudited interim condensed consolidated balance sheets and recognized the corresponding accounts payables to the respective clients under the liabilities section.

Available-for-Sale Financial Securities

Available-for-sale financial securities include debt securities and are measured at fair value. Investments classified as available-for-sale debt securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in the unaudited interim condensed consolidated statements of changes in shareholders’ equity. Debt securities in this category are wealth management products with expected return rate or variable interest rate indexed to investment horizon. These wealth management products are issued by a commercial bank in China and the Group can redeem the units held upon request.

Available-for-sale debt securities are impaired if their fair value is below their amortized cost basis. Impairment shall be assessed at the individual security level. An entity shall not combine separate contracts for purposes of determining whether an available-for-sale debt security is impaired or can contractually be prepaid or otherwise settled in such a way that the entity would not recover substantially all of its cost. The Group analyzes the impairment of its available-for-sale debt securities by considering factors including, but not limited to, its ability and intent to hold the individual security, and whether a decline in fair value of the Group’s available-for-sale debt securities is due to any credit related factors. If the Group determines that an impairment of an available-for-sale debt security is due to any credit related factors, losses related to a credit impairment will be recorded as an allowance for credit losses with an offsetting entry to net income, and the portion of losses related to a non-credit factors will be recorded in OCI. If the Group determines that an impairment of the available-for-sale debt security is not related to any credit related factors, no allowance or credit loss expense is recorded, and the non-credit impairment loss will be recorded in OCI. As of December 31, 2019 and June 30, 2020, the fair value of the Group’s available-for-sale debt securities is equal to their amortized cost amounting to HK$93,773 thousand and HK$12,043 thousand, respectively, the Group did not identify any sign for its available-for-sale debt securities to impair.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity method investment

In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Company accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Company’s share of the investee’s profit and loss is recognized in the unaudited interim condensed consolidated statements of comprehensive income of the period.

In January 2019, the Company invested in Zhixiang Technology (Shenzhen) Co., Ltd, a professional stock incentive plan service company. The Company acquired 20% ordinary equity interest with a total consideration of HK$6,709 thousand. The Company exercises significant influence in Zhixiang Technology (Shenzhen) Co., Ltd and therefore accounts for this as a long-term investment using equity method.

Loans and advances

Loans and advances include margin loans and IPO loans extended to clients and other advances, collateralized by securities and are carried at the amortized cost, net of an allowance for doubtful accounts.

IPO loans for subscription of new shares are normally settled within one week from the drawdown date. Once IPO stocks are allotted, the Operating Company requires clients to repay the IPO loans. Force liquidation action would be taken if the clients fail to settle their shortfall after the IPO allotment result is announced. The outstanding IPO loan balances as of December 31, 2019 and June 30, 2020 were nil and HK$519,991 thousand, respectively. The allowance for doubtful accounts for clients and related activity was immaterial for the period presented.

Other advances consist of bridge loans to enterprises which pledged unlisted or listed shares they hold as collateral. The allowance for doubtful accounts for clients and related activity was immaterial for the period presented.

Loans and advances are initially recorded net of directly attributable transaction costs and are measured at subsequent reporting dates at amortized cost. Finance charges, premiums payable on settlement or redemption and direct costs are accounted for on an accrual basis to the surplus or deficit using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trading Receivables from and Payables to Clients

Trading receivables from and payables to clients include amounts due on brokerage transactions on a trade-date basis.

Receivables from and Payables to Brokers, Clearing Organization and Fund Management Companies and Fund Distributors

Receivables from and payables to brokers, clearing organization and fund management companies and fund distributors include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities, derivatives or funds trades not delivered by the Operating Company to the purchaser by the settlement date and cash deposits, and amounts payable for securities, derivatives or funds trades not received by the Operating Company from a seller by the settlement date.

Clearing settlement fund deposited in the clearing organization for the clearing purpose is recognized in receivables from clearing organization.

The Operating Company borrowed margin loans from executing brokers in the United States, with the benchmark interest rate plus premium differentiated depending on the amount borrowed, and immediately lent to margin financing clients. Margin loans borrowed is recognized in the payables to brokers.

Receivables from and payables to fund management companies and fund distributors are currently presented as separate line items on the face of the balance sheet as the management believes that the fund distribution services has become one of the Company’s major businesses. Comparatives have also been reclassified from other assets and accrued expenses and other liabilities for comparability.

Interest Receivable and Payable

Interest receivable is calculated based on the contractual interest rate of bank deposit, loans and advances on an accrual basis, and is recorded as interest income as earned.

Interest payable is calculated based on the contractual interest rates of borrowings on an accrual basis.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Operating Company to provide counterparties with collateral, which may be in the form of cash, or other securities. With respect to securities loaned, the Operating Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Operating Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually.

Receivables and payables related to securities borrowed and securities loaned are included at receivables from and payables to brokers or clients in the unaudited interim condensed consolidated balance sheets. Securities lending fees received and securities borrowing fees paid by the Operating Company are included in interest income and interest expense, respectively, in the unaudited interim condensed consolidated statements of comprehensive income.

Securities Sold Under Agreements to Repurchase

Transactions involving sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions. Under repurchase agreements, the Operating Company receives cash from counterparties and provides securities as collateral. These agreements are carried at amounts at which the securities will subsequently be repurchased, plus accrued interest, and the interest expense incurred by the Operating Company is recorded as interest expenses on the unaudited interim condensed consolidated statements of comprehensive income.

Leases

The Group reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Group the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Group determines that a contract contains a lease, it recognizes, in the unaudited interim condensed consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Group’s secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

Each lease liability is measured using the Group’s secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as the Group and a duration similar to the lease term. The Group’s leases have remaining terms of one to three years, and some of which include options to terminate the lease upon notice. The Group considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Group is reasonably certain it will exercise such option.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (Continued)

The Group’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the operating lease right-of-use assets or operating lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rental and other related expenses in the Group’s unaudited interim condensed consolidated statements of comprehensive income.

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of June 30, 2020, the weighted-average remaining lease term on these leases is approximately three years and the weighted-average discount rate used to measure the lease liabilities is approximately 4.75%. For the six months ended June 30, 2020, right-of-use assets obtained under operating leases was HK$1,385 thousand. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants.

Refundable Deposit

Refundable deposit is included in other assets in the unaudited interim condensed consolidated balance sheets. As a clearing member firm of HKEx, the Group is also exposed to clearing member credit risk. HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to the clearing organization in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Group is required to pay such assessments.

Property and Equipment, net

Property and equipment, which are included in other assets in the unaudited interim condensed consolidated balance sheets are stated at historical cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

Category	Estimated useful lives	Residual rate

Computers equipment	3 - 5 years	5%
Furniture and fixtures	3 - 5 years	5%
Office equipment	3 - 5 years	5%
Vehicle	5 years	5%
Office building	30 years	5%

Expenditures for maintenance and repairs are expensed as incurred.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets which are included in other assets in the unaudited interim condensed consolidated balance sheets mainly consist of computer software and golf membership. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Category	Estimated useful lives
Computer software	5 years
Golf membership	10 years

Infinite-lived intangible assets mainly consist of the trading right and license. The Operating Company had hold a futures trading right as a clearing member firm of Hong Kong Exchanges and Clearing Limited (“HKEx”) in order to trade futures through the trading facilities of the Stock Exchange, and has recognized it as intangible assets. The Operating Company obtained an insurance broker license through auquiring a member of the HongKong Professional Insurance Brokers Association. The future trading right and insurance broker licence have an indefinite useful life and are carried at cost less accumulated impairment losses. The Group will not amortize the future trading right and insurance broker license until its useful life is determined to be finite.

Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 - Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 - Valuation techniques in which more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The carrying amount of cash and cash equivalents, cash held on behalf of clients, receivables from and payables to clients, brokers, clearing organization and fund management companies and fund distributors, accrued interest receivable, accrued interest payable, amounts due to related parties, other financial assets and liabilities approximates fair value because of their short-term nature. Loans and advances, borrowings, securities sold under agreements to repurchase and operating lease liabilities are carried at amortized cost. The carrying amount of loans and advances, borrowings and operating lease liabilities approximate their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. Available-for-sale financial securities are measured at fair value.

The Group’s non-financial assets, such as operating lease right-of-use assets, equity method investment, property and equipment and intangible assets, would be measured at fair value only if they were determined to be impaired.

Revenue Recognition

1)                           Brokerage commission and handling charge income

Brokerage commission income earned for executing and/or clearing transactions are accrued on a trade-date basis.

Handling charge income arise from the services such as settlement services, subscription and dividend collection handling services, etc., are accrued on a trade-date basis.

2)                           Interest Income

The Group earns interest income primarily in connection with its margin financing and securities lending services, IPO financing, bridge loan and deposits with banks, which are recorded on an accrual basis and are included in interest income in the unaudited interim condensed consolidated statements of comprehensive income. Interest income is recognized as it accrued using the effective interest method.

3)                           Other income

Other income consists of enterprise public relations service charge income provided to corporate clients, underwriting fee income, IPO subscription service charge income, currency exchange service income from clients, income from market data service, client referral income from brokers and funds distribution service income from fund management companies, employee share option plan (“ESOP”) management service income, etc.

Enterprise public relations service charge income is charged to corporate clients by providing platform to post their detailed stock information and latest news in Futu NiuNiu app, as well as providing a lively, interactive community among their potential investors to exchange investment views, share trading experience and socialize with each other. Unearned enterprise public relations service income of which the Group had received the consideration is recorded as contract liabilities (deferred revenue).

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

3)                           Other income (Continued)

IPO subscription service charge income is derived from provision of new share subscription services in relation to IPOs in the Hong Kong capital market.

Underwriting fee income is generated from investment banking business primarily by providing equity sub-underwriting to corporate issuers.

Funds distribution service income is charged to fund management companies for providing fund products distribution service to Futu’s individual clients. The Operating Company, as an intermediary would receive subscription fees from fund management companies as agreed in the service contracts.

Market information and data income are the amounts charged to Futu NiuNiu app users for market data service.

Currency exchange service income are the amounts charged to the Group’s paying clients for providing currency exchange service.

Client referral income from brokers is derived from referring clients to China A-share licensed brokers by embedding on the Group’s website or online platform a link which can lead clients to the account opening interface of these brokers.

ESOP management service income is derived from establishing and administrating the platforms for corporate clients’ ESOP. This includes all workflow and administration surrounding ESOP fulfillment, including employee communications, records management, data protection, users and administrators education, and other upgrading and customizing services on the ESOP platforms as agreed.

For enterprise public relations service charge income, funds distribution service income, market information and data income, client referral income from brokers and ESOP management service income, the service revenues are recognized ratably over the term of the service contracts.

For IPO subscription service charge income, underwriting fee income and currency exchange service income, the Group recognizes the revenues upon the time when the services are rendered to customers.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Incentives

The Group offers a self-managed client loyalty program points, which can be used in mobile app and website to redeem a variety of concessions or service, such as commission-deduction coupon, Level 2 A shares securities market data card and etc. Clients have a variety of ways to obtain the points. The major accounting policy for the points program is described as follows:

1)                           Sales contracts related scenarios

The sales contracts related scenarios include client entering into the first Hong Kong brokerage transaction, first US brokerage transaction, IPO stock brokerage transactions, and currency exchange services. The Group concludes the points offered linked to the purchase transaction of these scenarios is a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales. The Group determines the value of each point based on fair value of the concessions and services that can be redeemed with points. The Group also estimates the probability of the points redemption when performing the allocation. Since there is no lapse requirement of the points and no historical of forfeitures observed, coupled with the fact that most services can be redeemed without requiring a significant amount of points comparing with the amount of points provided to users, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The Group will apply and update the estimated redeem rate and the estimated value of each point at each reporting period. The amount allocated to the points as separate performance obligation is recorded as contract liabilities (deferred revenue) and revenue should be recognized when future concessions or services are transferred.

For the six months ended June 30, 2019 and 2020, the revenue portion allocated to the points as separate performance obligation were HK$463 thousand and HK$669 thousand, respectively, which is recorded as contract liabilities (deferred revenue). For the six months ended June 30, 2019 and 2020, the total points recorded as a reduction of revenue were HK$67 thousand and HK$215 thousand, respectively. As of December 31, 2019 and June 30, 2020 contract liabilities recorded related to unredeemed points were HK$2,126 thousand and HK$1,411 thousand, respectively.

2)                           Other scenarios

Clients or the users of the mobile application can also obtain points through other ways such as log-ins to the mobile application, opening a trade account and inviting friends, etc. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accrued expenses and other liabilities of its unaudited interim condensed consolidated balance sheets upon the points offering. The Group estimates liabilities under the client loyalty program based on cost of the concessions or services that can be redeemed, and its estimate of full redemption. At the time of redemption, the Group records a reduction of accrued expenses and other liabilities.

For the six months ended June 30, 2019 and 2020, the total redeemed points recorded as selling and marketing expenses were HK$253 thousand and HK$1,931 thousand, respectively. As of December 31, 2019 and June 30, 2020, liabilities recorded related to unredeemed points in other scenarios were HK$3,518 thousand and HK$4,843 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Brokerage Commission and Handling Charge Expenses

Commission expenses for executing and/or clearing transactions are accrued on a trade-date basis. The commission expenses are charged by executing brokers for securities and derivative trades in the United States stock and derivative markets as the Operating Company makes securities and derivative trades with these brokers as principal.

Handling and settlement fee is charged by HKEx or executing brokers for clearing and settlement services, are accrued on a trade-date basis.

IPO subscription service charge expenses are charged by commercial banks in connection with new share subscription services in relation to IPOs in the Hong Kong capital market.

Interest Expenses

Interest Expenses primarily consists of interest expenses of borrowings from banks, other licensed financial institutions and other parties paid to fund the Operating Company’s margin financing business and IPO financing business.

Processing and Servicing Costs

Processing and servicing costs consists of market information and data fee, data transmission fee, cloud service fee, system cost, and SMS service fee, etc. The nature of market information and data fee mainly represents for information and data fee paid to stock exchanges like HKEx, NASDAQ, and New York stock exchange, etc. Data transmission fee is the fee of data transmission among cloud server and data centers located in Shenzhen, PRC and Hong Kong, etc. Cloud service fee and SMS service fee mainly represent the data storage and computing service and the SMS channel service fee. The nature of system cost mainly represents for the fee to access and use the systems paid to software providers.

Research and Development Expenses

Research and development expenses consist of expenses related to developing transaction platform and website like Futu NiuNiu app and other products, including payroll and welfare, rental expenses and other related expenses for personnel engaged in research and development activities. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of advertising and promotion costs, payroll, rental and related expenses for personnel engaged in marketing and business development activities. Advertising and promotion costs are expensed as incurred and are included within selling and marketing expenses in the unaudited interim condensed consolidated statements of comprehensive income.

General and Administrative Expenses

General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources; costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Others, net

Others, net, mainly consist of non-operating income and expenses, foreign currency gains or losses, expected credit loss expenses for all periods presented. Non-operating expenses mainly consist of accrued social security underpayment surcharge.

Foreign Currency Gains and Losses

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in “Others, net” in the unaudited interim condensed consolidated statements of comprehensive income.

Share-Based Compensation

The Company follows ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All share-based awards to employees and directors classified as equity awards, such as stock options, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line method over the requisite service period, which is the vesting period. Options granted generally vest over four or five years.

The modification of the terms or conditions of the existing shared-based award is treated as an exchange of the original award for a new award. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, the Group immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these stock options.

The Company utilizes the binomial option pricing model to estimate the fair value of stock options granted, with the assistance of an independent valuation firm.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest. See Note 14 for further discussion on share-based compensation.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxation

1)                           Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the unaudited interim condensed consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2)                           Uncertain tax positions

The Group did not recognize any interest and penalties associated with uncertain tax positions for the six months ended June 30, 2019 and 2020. As of December 31, 2019 and June 30, 2020, the Group did not have any significant unrecognized uncertain tax positions.

Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholder, considering the accretion of redemption feature and cumulative dividend related to the Company’s redeemable convertible preferred shares, and undistributed earnings allocated to redeemable convertible preferred shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted net income per share is calculated by dividing net income attributable to ordinary shareholder, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net income per share calculation when inclusion of such share would be anti-dilutive.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-makers has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the operating segments of an entity. The Group’s reporting segments are decided based on its operating segments while taking full consideration of various factors such as products and services, geographic location and regulatory environment related to administration of the management. Operating segments meeting the same qualifications are allocated as one reporting segment, providing independent disclosures.

The Group engages primarily in online brokerage services and margin financing services. The Group does not distinguish between markets or segments for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Group has only one reportable segment.

Significant Risks and Uncertainties

1)                           Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Operating Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liability are denominated in Hong Kong dollars and U.S. dollars and Hong Kong dollars are pegged against U.S. dollars. The impact of foreign currency fluctuations in the Group’s earnings is included in “others, net” in the unaudited interim condensed consolidated statements of comprehensive income. At the same time, the Group is exposed to translational foreign currency risk since some of the Group’s major subsidiaries have RMB as their functional currency. Therefore, RMB depreciation against Hong Kong dollars could have a material adverse impact on the foreign currency translation adjustment in the unaudited interim condensed consolidated statements of comprehensive income.

As of December 31, 2019 and June 30, 2020, the Group had RMB-denominated cash of HK$46.7 million (US$6.0 million) and HK$72.6 million (US$9.4 million) respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 and June 30, 2020 would result in a decrease of US$0.6 million and US$0.9 million, respectively, in the Group’s total assets as of December 31, 2019 and June 30, 2020, and a 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 and June 30, 2020 would result in an increase of US$0.6 million and US$0.9 million, respectively, in the Group’s total assets as of December 31, 2019 and June 30, 2020.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Risks and Uncertainties (Continued)

2)                           Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by Securities and Futures Ordinance. These financial institutions are of sound credit ratings, therefore management believes that there is no significant credit risk related to cash held on behalf of clients.

The Group’s securities and derivative trades activities are transacted on either a cash or margin basis. The Group’s credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and derivatives clearing organization. In margin transactions, the Group extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. IPO loans are exposed to credit risk from clients who fails to repay the loans upon IPO stock allotment. The Group monitors the clients’ collateral level and has the right to dispose the newly allotted stocks once the stocks first start trading. Bridge loans to enterprise pledged by shares are exposed to credit risk from counterparties who fail to repay the loans, the Group monitors on the collateral level of bridge loans in real time, and has the right to dispose of the pledged shares once the collateral level falls under the minimal level required to get the loans repaid.

Liabilities to other brokers and dealers related to unsettled transactions are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers.

In connection with its clearing activities, the Group is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Group. Clients are required to complete their transactions by the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, the Group may incur losses. The Group has established procedures to reduce this risk by generally requiring that clients deposit sufficient cash and/or securities into their account prior to placing an order.

For cash management purposes, the Group enters into short-term securities sold under agreements to repurchase transactions (“repos”) in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Group attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group as permitted under contractual provisions.

Concentrations of Credit Risk

The Group’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the six months ended June 30, 2019 and 2020, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2019 and June 30, 2020, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Risks and Uncertainties (Continued)

3)                           Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group are exposed to floating interest rate risk on cash deposit and floating rate borrowings. We use net interest simulation modeling techniques to evaluate the effect that changes in interest rates might have on pre-tax income. The model includes all interest-sensitive assets and liabilities. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely predict the impact that changes in interest rates will have on pre-tax income. Actual results may differ from simulated results due to differences in timing and frequency of rate changes, changes in market conditions and changes in management strategy that lead to changes in the mix of interest-sensitive assets and liabilities.

The simulations assume that the asset and liability structure of the unaudited interim condensed consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on the Group’s financial position as of June 30, 2020 indicate that a gradual 1% (100 basis points) increase in interest rates over a 12-month period would result in approximately HK$68.4 million (US$ 8.8 million) net income and a gradual 1% (100 basis points) decrease in interest rates over a 12-month period would result in approximately HK$68.4 million (US$ 8.8 million) net loss, depending largely on the extent and timing of possible changes in floating rates.

Recent Accounting Pronouncements

In June 2016, FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is effective on January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a group is required to recognize an allowance based on its estimate of expected credit loss. In November 2018, FASB issued ASU No, 2018-19, Codification Improvements to Topic 326, further clarified the scope of the guidance in the amendments in ASU 2016-13. In May 2019, FASB issued ASU No.2019-05, Financial instrument—Credit Losses(Topic 326), Targeted Transition Relief, which provides an irrevocably fair value option to elect for eligible instruments. In November 2019, FASB issued ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarified and improved various aspects of ASU 2016-13. The Group adopted ASU 2016-13, and the adoption had no material impact on the Group’s unaudited interim condensed consolidated financial statements as the Group applied the practical expedient relating to financial assets subject to collacteral maintenance provisions.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 is effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted.  The update eliminates the requirement to disclose: (a) the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (b) an entity’s policy for timing of transfers between levels; (c) and an entity’s valuation processes for Level 3 fair value measurements. The Group adopted ASU 2018-13 on Janaury 1, 2020, and the adoption had no material impact on the unaudited interim condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. Under the ASU, entities should account for costs associated with implementing a cloud computing arrangement that is considered a service contract in the same way as accounting for implementation costs incurred to develop or obtain software for internal use using the guidance in ASU 350-40. The amendment address when costs should be capitalized rather than expensed, the item to use when amortizing capitalized costs, and how to evaluate the unamortized portion of these capitalized implementation costs for impairment. The ASU also includes guidance on how to present implementation costs in the financial statements and creates additional disclosure requirements. ASU 2018-15 is effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The Group adopted ASU 2018-15 on Janaury 1, 2020, and the adoption had no material impact on the unaudited interim condensed consolidated financial statements.

In December 2019, FASB issued ASU 2019-12, Income taxes (Topic 740)—Simplifying the accounting for income taxes, which simplifys the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group is currently evaluating the impact of this new guidance on the consolidated financial statements.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.                            FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Liabilities Measured at Fair Value

The following tables set forth, by level within the fair value hierarchy (see Note 2), financial assets measured at fair value as of June 30, 2020 and December 31, 2019. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Financial Assets At Fair Value as of June 30, 2020
	Level 1	Level 2	Level 3	Total
	(HK$ in thousands)

Available-for-sale financial securities	—	12,043	—	12,043

	Financial Assets At Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(HK$ in thousands)

Available-for-sale financial securities	—	93,773	—	93,773

Financial Assets and Liabilities Not Measured at Fair Value

The following tables represent the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Group’s unaudited interim condensed consolidated balance sheets. The following table excludes all non-financial assets and liabilities:

	As of June 30, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(HK$ in thousands)

Financial assets, not measured at fair value
Cash and cash equivalents	788,113	788,113	788,113	—	—
Cash held on behalf of clients	31,111,501	31,111,501	31,111,501	—	—
Loans and advances	6,777,557	6,777,557	—	6,777,557	—
Receivables:
Clients	547,812	547,812	—	547,812	—
Brokers	2,826,107	2,826,107	—	2,826,107	—
Clearing organization	225,762	225,762	—	225,762	—
Fund management companies and fund distributors	238,445	238,445	—	238,445	—
Interest	23,598	23,598	—	23,598	—
Other financial assets	131,605	131,605	—	131,605	—
Total financial assets, not measured at fair value	42,670,500	42,670,500	31,899,614	10,770,886	—

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.                            FINANCIAL ASSETS AND FINANCIAL LIABILITIES  (Continued)

Financial Assets and Liabilities Not Measured at Fair Value (Continued)

	As of June 30, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(HK$ in thousands)

Financial liabilities, not measured at fair value
Amounts due to related parties	16,150	16,150	—	16,150	—
Payables:
Clients	32,502,042	32,502,042	—	32,502,042	—
Brokers	4,618,505	4,618,505	—	4,618,505	—
Clearing Organization	225,629	225,629	—	225,629	—
Fund management companies and fund distributors	27,463	27,463	—	27,463	—
Interest	103	103	—	103	—
Borrowings	1,607,485	1,607,485	—	1,607,485	—
Securities sold under agreements to repurchase	500,549	500,549	—	500,549	—
Operating lease liabilities	147,437	147,437	—	147,437	—
Other financial liabilities	14,857	14,857	—	14,857	—
Total financial liabilities, not measured at fair value	39,660,220	39,660,220	—	39,660,220	—

	As of December 31, 2019
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(HK$ in thousands)

Financial assets, not measured at fair value
Cash and cash equivalents	362,574	362,574	362,574	—	—
Cash held on behalf of clients	14,540,863	14,540,863	14,540,863	—	—
Loans and advances	4,188,689	4,188,689	—	4,188,689	—
Receivables:
Clients	247,017	247,017	—	247,017	—
Brokers	1,226,348	1,226,348	—	1,226,348	—
Clearing organization	304,080	304,080	—	304,080	—
Interest	16,892	16,892	—	16,892	—
Other financial assets	64,184	64,184	—	64,184	—
Total financial assets, not measured at fair value	20,950,647	20,950,647	14,903,437	6,047,210	—

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.                            FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Financial Assets and Liabilities Not Measured at Fair Value (Continued)

	As of December 31, 2019
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(HK$ in thousands)

Financial liabilities, not measured at fair value
Amounts due to related parties	33,628	33,628	—	33,628	—
Payables:
Clients	15,438,879	15,438,879	—	15,438,879	—
Brokers	1,484,243	1,484,243	—	1,484,243	—
Fund management companies and fund distributors	26,381	26,381	—	26,381	—
Interest	519	519	—	519	—
Borrowings	1,467,586	1,467,586	—	1,467,586	—
Securities sold under agreements to repurchase	1,590	1,590	—	1,590	—
Operating lease liabilities	172,466	172,466	—	172,466	—
Other financial liabilities	5,612	5,612	—	5,612	—
Total financial liabilities, not measured at fair value	18,630,904	18,630,904	—	18,630,904	—

Netting of Financial Assets and Financial Liabilities

In the tables below, the amounts of financial instruments that are not offset in the unaudited interim condensed consolidated balance sheets, but could be netted against cash or financial instruments with specific counterparties under master netting agreements, according to the terms of the agreements, including clearing organization, are presented to provide financial statement readers with the Group’s net payable or receivable with counterparties for these financial instruments, as of June 30, 2020 and December 31, 2019.

	Effects of offsetting on the balance sheet			Related amounts not offset
As of June 30, 2020	Gross amount	Gross amounts set off in the balance sheet	Net amounts presented in the balance sheet	Amounts subject to master netting arrangements	Financial instrument collateral	Net amount
	HK$ in thousands
Financial Assets
Amounts due from clearing organization	4,786,374	(4,560,612)	225,762	—	—	225,762
Financial liabilities
Amounts due to clearing organization	4,786,241	(4,560,612)	225,629	—	—	225,629

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.                             FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Netting of Financial Assets and Financial Liabilities (Continued)

	Effects of offsetting on the balance sheet			Related amounts not offset
As of December 31, 2019	Gross amount	Gross amounts set off in the balance sheet	Net amounts presented in the balance sheet	Amounts subject to master netting arrangements	Financial instrument collateral	Net amount
	HK$ in thousands
Financial Assets
Amounts due from clearing organization	2,925,936	(2,621,856)	304,080	—	—	304,080
Financial liabilities
Amounts due to clearing organization	2,621,856	(2,621,856)	—	—	—	—

4.                            EQUITY METHOD INVESTMENT

As of December 31, 2019 and June 30, 2020, the Group’s investments accounted for under the equity method totaled HK$6,166 thousand and HK$5,740 thousand, respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.

5.                            LEASE

The following table presents balances reported in the unaudited interim condensed consolidated balance sheets related to the Group’s leases:

	As of December 31	As of June 30
	2019	2020
	(HK$ in thousands)
Operating lease right-of-use assets	161,617	137,286
Operating lease liabilities	172,466	147,437

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.                            LEASE(Continue)

The following table presents operating lease cost reported in the unaudited interim condensed consolidated statements of comprehensive income related to the Group’s leases:

	For the Six Months ended June 30,
	2019	2020
	(HK$ in thousands)
Operating lease cost	34,472	29,480

The following table reconciles the undiscounted cash flows of the Group’s leases to the present value of its operating lease payments for the periods indicated:

June 30, 2020
(HK$ in thousands)

2020 (remaining)	26,826
2021	46,611
2022	45,827
2023	39,568
Thereafter	—
Total undiscounted operating lease payments	158,832
Less: imputed interest	(11,395)
Present value of operating lease liabilities	147,437

December 31, 2019
(HK$ in thousands)

2020	56,714
2021	46,968
2022	44,354
2023	40,346
Thereafter	—
Total undiscounted operating lease payments	188,382
Less: imputed interest	(15,916)
Present value of operating lease liabilities	172,466

6.                            LOANS AND ADVANCES

	As of December 31	As of June 30
	2019	2020
	(HK$ in thousands)
Margin loans	4,141,962	6,256,143
IPO loans	—	519,991
Other advances	46,727	1,423
Total	4,188,689	6,777,557

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.                            PROPERTY AND EQUIPMENT, NET

	As of December 31	As of June 30
	2019	2020
	(HK$ in thousands)
Gross carrying amount
Computers and equipment	56,175	56,423
Furniture and fixtures	34,588	34,463
Office equipment	29,938	31,186
Office building	28,110	27,975
Vehicle	634	631
Total of gross carrying amount	149,445	150,678

Less: accumulated depreciation

Computers and equipment	(8,289)	(13,571)
Furniture and fixtures	(6,234)	(10,024)
Office equipment	(16,241)	(19,022)
Office building	(519)	(960)
Vehicle	(532)	(590)
Total of accumulated depreciation	(31,815)	(44,167)
Property and equipment, net	117,630	106,511

Depreciation expenses on property and equipment which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the unaudited interim condensed consolidated statements of comprehensive income for the six months ended June 30, 2019 and 2020 were HK$6,330 thousand and HK$12,925 thousand, respectively.

8.                            INTANGIBLE ASSETS, NET

	As of December 31	As of June 30
	2019	2020
	(HK$ in thousands)
Gross carrying amount
Computer software	6,328	6,220
License	2,000	2,000
Trading right	1,000	1,000
Golf membership	678	665
Total of gross carrying amount	10,006	9,885
Less: accumulated amortization
Computer software	(1,647)	(2,185)
Trading right	(500)	(500)
Golf membership	(166)	(197)
Total of accumulated amortization	(2,313)	(2,882)
Intangible assets, net	7,693	7,003

Amortization expenses on intangible assets which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the unaudited interim condensed consolidated statements of comprehensive income for the six months ended June 30, 2019 and 2020 were HK$226 thousand and HK$645 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.                            OTHER ASSETS

	As of December 31	As of June 30
	2019	2020
	(HK$ in thousands)

Property and equipment, net (Note 7)	117,630	106,511
Refundable deposit	32,873	97,864
Staff advances	61,745	29,256
Intangible assets, net (Note 8)	7,693	7,003
Deferred tax assets (Note 24)	1,576	1,573
Others	17,918	14,774
Total	239,435	256,981

10.                     BORROWINGS

	As of December 31	As of June 30
	2019	2020
	(HK$ in thousands)

Borrowings from:
Banks (1)	1,467,586	1,607,485

The Group obtained borrowings mainly to support its margin financing business in Hong Kong securities market. Those borrowings bear weighted average interest rates of 4.29% and 1.93% as of December 31, 2019 and June 30, 2020, respectively.

(1)                       The Group has unused borrowing facilities of HK$3,326,555 thousand and HK$5,235,675 thousand from banks as of December 31, 2019 and June 30, 2020, respectively. These facilities are uncommitted and could be withdrawn upon the request of the Group. As of December 31, 2019 and June 30, 2020, the Group had an outstanding borrowing balance of HK$1,467,586 thousand and HK$1,607,485 thousand, respectively. These bank borrowings were pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bear floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate (“HIBOR”), CHN HIBOR, etc.

11.                     ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31	As of June 30
	2019	2020
	(HK$ in thousands)
Accrued payroll and welfare expenses	100,228	161,932
Tax payables	50,803	80,433
Accrued advertising and promotion fee	10,862	28,429
Payables to corporate clients in relation to ESOP management services	16,492	22,064
Stamp duty, trading levy and trading fee payables	5,612	14,857
Accrued professional fee	5,710	13,069
Refund from depositary bank	12,689	11,251
Accrued market information and data fee	5,646	11,244
Contract liabilities	2,126	1,411
Others	15,911	21,432
Total	226,079	366,122

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.                     ORDINARY SHARES

The Company’s original Memorandum and Articles of Association authorizes the Company to issue 807,500 ordinary shares with a par value of US$0.0050 per share. After a share split effective on September 22, 2016, the Company’s amended Memorandum and Articles of Association authorizes the Company to issue 403,750,000 ordinary shares with a par value of US$0.00001 per share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

Dividend distribution

Dividend distribution to the Company’s shareholder is recognized as a liability in the Group’s unaudited interim condensed consolidated financial statements in the period in which the dividends are approved by the Group’s shareholders or directors, where appropriate. Cash dividend on ordinary shares, if any, will be paid in U.S. dollars.

Variation of share capital

On March 8, 2019, the Company completed its IPO on the Nasdaq Global Market. In the offering, 8,625,000 ADSs (including 1,125,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option), representing 69,000,000 Class A ordinary shares, were issued and sold to the public at a price of US$12 per ADS. Concurrently with the IPO, 46,666,666 Class A ordinary shares were issued and sold to General Atlantic Singapore FT Pte. Ltd. at a price per share equal to the IPO price per share. The net proceeds to the Company from the IPO and Concurrent Private Placement, after deducting commissions and offering expenses, were approximately US$161.7 million (HK$1,259 million).

Upon the completion of the IPO, all 377,931,094 issued and outstanding preferred shares were converted into ordinary shares immediately as of the same date. Concurrently the Company completed the redesignation on a one-for-one basis of: (i) all of 403,750,000 original ordinary shares ultimately held by the Company’s founder, chairman of the board of directors and chief executive officer, Mr. Leaf Hua Li and 140,802,051 shares (including ordinary shares resulting from the conversion and re-designation of preferred shares) held by Qiantang River Investment Limited into Class B ordinary shares; (ii) all of remaining ordinary shares (including 237,129,043 ordinary shares resulting from the conversion and re-designation of preferred shares) into Class A ordinary shares. The Group concluded that the adoption of dual-class share structure did not have a material impact on its unaudited interim condensed consolidated financial statements.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to twenty votes.

During the year ended December 31, 2019 and the six months ended June 30, 2020, 106,295,232 and 564,456 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options under the Group’s share-based incentive plans (Note 14).

13.                     REDEEMABLE CONVERTIBLE PREFERRED SHARES

From 2014 to 2017, the Group issued several rounds of preferred shares to certain investors. All series of preferred shares had the same par value of US$0.00001 per share. Upon the completion of the Company’s IPO in March 2019, all of the issued and outstanding preferred shares were automatically converted and redesignated into Class A or Class B Ordinary Shares on a one-for-one basis.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.                     REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Accounting of the Preferred Shares

The Company classified the preferred shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The preferred shares are recorded initially at fair value, net of issuance costs.

The Group determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the preferred shares or do not meet the definition of a derivative.

The Group has determined that there was no embedded beneficial conversion feature attributable to the preferred shares. In making this determination, the Group compared the initial effective conversion prices of the preferred shares and the fair values of the Group’s ordinary shares determined by the Group at the issuance dates. The initial effective conversion prices were greater than the fair values of the ordinary shares to which the preferred shares are convertible into at the issuance dates.

In March, 2019, 237,129,043 issued and outstanding preferred shares were converted into Class A ordinary shares and 140,802,051 issued and outstanding preferred shares were converted into Class B ordinary shares upon the completion of the IPO.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.                               REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Accounting of the Preferred Shares (Continued)

The Group’s preferred shares activities for the six months ended June 30, 2019 is summarized below:

	Series A Preferred Shares		Series A-1 Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C-1 Preferred Shares
	No. of shares	Amount in HK$	No. of shares	Amount in HK$	No. of shares	Amount in HK$	No. of shares	Amount in HK$	No. of shares	Amount in HK$

Balances at December 31, 2018	125,000,000	68,072,045	23,437,500	14,586,871	88,423,500	282,627,380	128,844,812	777,835,453	12,225,282	107,351,218
Preferred shares redemption value accretion	—	604,779	—	129,595	—	2,591,909	—	7,893,436	—	1,089,395
Conversion and redesignation of Preferred shares	(125,000,000)	(68,676,824)	(23,437,500)	(14,716,466)	(88,423,500)	(285,219,289)	(128,844,812)	(785,728,889)	(12,225,282)	(108,440,613)
Balances at June 30, 2019	—	—	—	—	—	—	—	—	—	—

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.                     SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating expenses for the six months ended June 30, 2019 and 2020 as follows:

	For the Six Months ended June 30,
	2019	2020
	(HK$ in thousands)

Research and development expenses	5,740	9,465
General and administrative expenses	1,617	1,831
Selling and marketing expenses	238	769
Total share-based compensation expenses	7,595	12,065

Share Options

In October 2014, the Board of Directors of the Company approved the establishment of 2014 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to the Group. The 2014 Share Incentive Plan shall be valid and effective until October 30, 2024. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2014 Share Incentive Plan shall be 135,032,132 shares. Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of four or five years and expire in ten years.

In October 2019, the Board of Directors of the Company approved the 2019 Share Incentive Plan, pursuant to which the maximum number of shares of the Company available for issuance shall be a number of up to 2% of the total number of shares issued and outstanding on September 29, 2019 as determined by the Board, plus an annual increase on each September 30 during the term of this 2019 Share Incentive Plan commencing on September 30, 2020, by an amount determined by the Board; provided, however, that (i) the number of shares increased in each year shall not be more than 2% of the total number of shares issued and outstanding on September 29 of the same year and (ii) the aggregate number of shares initially reserved and subsequently increased during the term of this 2019 Share Incentive Plan shall not be more than 8% of the total number of shares issued and outstanding on September 29, 2019 immediately preceding the most recent increase.

On December 30, 2019, the Company modified the exercise price of 8,113,145 stock options granted under 2014 Share Incentive Plan to US$0.60. The incremental compensation expenses of HK$3,008 thousand (US$386 thousand) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

For the six months ended June 30, 2019 and 2020, the Group granted nil and 1,804,000 stock options to employees pursuant to the 2014 Share Incentive Plan and 2019 Share Incentive Plan.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.      SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

A summary of the stock option activity under the 2014 and 2019 Share Incentive Plan for the six months ended June 30, 2019 and 2020 is included in the table below.

	Options granted share number	Weighted average exercise price (US$)

Outstanding at January 1, 2019	121,207,838	0.1049
Cancelled/forfeited	(143,248)	0.1571
Outstanding at June 30, 2019	121,064,590	0.1048

Outstanding at January 1, 2020	23,718,626	0.5161
Exercised	(564,456)	0.5498
Granted	1,804,000	0.6500
Cancelled/forfeited	(1,391,442)	0.5305
Outstanding at June 30, 2020	23,566,728	0.5238

The following table summarizes information regarding the share options outstanding as of June 30, 2020 and exercise prices and aggregate instrinsic value have been adjusted according to the modification of exercise price in December 2019:

	As of June 30, 2020
	Options number	Weighted- average exercise price per option	Weighted-average remaining exercise contractual life (years)	Aggregate intrinsic value
		US$		US$ in thousand

Options
Outstanding	23,566,728	0.5238	4.34	57,383
Exercisable	2,220,468	0.3606	4.34	5,769
Expected to vest	21,346,260	0.5408	4.34	51,614

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at June 30, 2020.

The weighted average grant date fair value of options granted for the six months ended June 30, 2020 was US$0.7345 per option.

Options exercised for the six months ended June 30, 2019 and 2020 were nil and 564,456, respectively. The total intrinsic value of options exercised during six months ended June 30, 2020 was approximately HK$6,291 thousand (US$811 thousand).

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.                     SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

The fair value of each option granted during the six months ended June 30, 2020 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

2020

Exercise price (US$)	0.65
Fair value of the ordinary shares on the date of option grant (US$)	1.3350
Risk-free interest rate	1.67%
Expected term (in years)	5.00
Expected dividend yield	0%
Expected volatility	45%
Expected forfeiture rate (post-vesting)	15%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of June 30, 2020, there was HK$91,667 thousand (US$11,827 thousand) of unrecognized compensation expenses related to the options, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 4.04 years, respectively, and may be adjusted for future changes in estimated forfeitures.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.                     NET INCOME PER SHARE

For the six months ended June 30, 2019, the Group has determined that its all classes of convertible redeemable preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings.

Basic net income per share and diluted net income per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2019 and 2020 as follows:

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands, except for share and per share data)

Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders of the Company	78,366	391,342
Denominator:
Weighted average ordinary shares outstanding - basic	717,361,836	1,003,789,053
Net income per share attributable to ordinary shareholders — basic	0.11	0.39

Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders of the Company	78,366	391,342
Denominator:
Weighted average ordinary shares outstanding — basic	717,361,836	1,003,789,053
Dilutive effect of share options	109,951,318	9,568,516
Weighted average ordinary shares outstanding - diluted	827,313,154	1,013,357,569
Net income per share attributable to ordinary shareholders - diluted	0.10	0.39

For the six months ended June 30, 2019 and 2020, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were 2,382,614 and nil shares on a weighted average basis, respectively.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.                     COLLATERALIZED TRANSACTIONS

The Operating Company engages in margin financing transactions with its clients. Client receivables generated from margin lending activity are collateralized by cash and/or client-owned securities held by the Operating Company. Clients’ required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to the Operating Company’s policy and as enforced by such systems, clients are required to deposit additional collateral or reduce positions, when necessary to avoid forced liquidation of their positions.

Margin loans are extended to clients on a demand basis and are not committed facilities. Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. Adherence to the Operating Company’s collateral policies significantly limits the Operating Company’s credit exposure to margin loans in the event of a client’s default. As of December 31, 2019 and June 30, 2020, approximately HK$4,141,962 thousand and HK$6,256,143 thousand, respectively, of client margin loans were outstanding.

The following table summarizes the amounts of clients’ collateral related to collateralized transactions of margin financing as of December 31, 2019 and June 30, 2020:

	As of December 31,	As of June 30,
	2019	2020
	(HK$ in thousands)

Market value of clients’ collateral available	19,503,649	29,499,741

The Operating Company obtains borrowings from bank for its margin financing business by repledging its margin clients’ securities as collateral. As of December 31, 2019 and June 30, 2020, total market values of clients’ securities repledged as collateral for bank borrowings are HK$3,031,767 thousand and HK$2,874,975 thousand, respectively.

The Operating Company enters into repos agreement with other broker-dealers to finance its short-term liquidity. Under these agreements, the Operating Company repledges its margin clients’ securities as collateral, entitling the counterparty the right to further sell or repledge the collateral. As of December 31, 2019 and June 30, 2020, total market values of clients’ securities repledged under such agreements are nil and HK$618,928 thousand, respectively.

The Operating Company loans its margin clients’ securities temporarily to other broker-dealers to earn interest incomes, and the Operating Company receives cash as collateral for the securities loaned. As of December 31, 2019 and June 30, 2020, total market values of clients’ securities loaned under such agreements are nil and HK$588,249 thousand, respectively. Total cash received as collateral for the securities loaned as of December 31, 2019 and June 30, 2020 are nil and HK$735,451 thousand, respectively.

In addition, the Operating Company utilize its margin clients’ securities as collateral to obtain margin loans funding from an executing broker in the United States. As of December 31, 2019 and June 30, 2020, the market value for the clients’ collateral involved in this arrangement was HK$6,377,141 thousand and HK$13,437,183 thousand, respectively.

The Operating Company also borrows securities from its executing broker in the United States and subsequently lent to its margin clients or vice versa under Stock Yield Enhancement Program.  As at June 30, 2020, the total fair value of securities borrowed was HK$1,924,615 thousand, while the total fair value of securities lent was HK$1,924,615 thousand, and the Operating Company provided and received cash collateral of HK$2,270,096  thousand and HK$2,797,838  thousand, respectively, in relations to the securities borrowing and lending transactions. As at December 31, 2019, the total fair value of securities borrowed was HK$935,443 thousand, while the total fair value of securities lent was HK$935,443 thousand, and the Operating Company provided and received cash collateral of HK$1,126,300 thousand and HK$1,342,738 thousand, respectively, in relations to the securities borrowing and lending transactions.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.                     BROKERAGE COMMISSION AND HANDLING CHARGE INCOME

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Brokerage commission income	165,230	528,382
Handling charge income	71,751	180,313
Total	236,981	708,695

18.                     INTEREST INCOME

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Interest income from:
Margin financing	97,051	147,606
Bank deposits	102,087	118,754
IPO financing	826	53,567
Securities lending	16,859	31,338
Bridge loan	4,918	1,068
Total	221,741	352,333

19.                     OTHER INCOME

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

IPO subscription service charge income	5,629	43,801
Funds distribution service income	672	23,304
Currency exchange service income	1,489	18,385
Underwriting fee income	16,652	11,978
Enterprise public relations service charge income	9,663	11,535
Market information and data income	940	5,022
ESOP management service income	593	864
Client referral income from brokers	1,356	129
Other	587	2,160
Total	37,581	117,178

20.                     BROKERAGE COMMISSION AND HANDLING CHARGE EXPENSES

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Commission, handling and settlement expenses	44,923	105,907
IPO subscription service charge expenses	313	21,267
Total	45,236	127,174

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.                     INTEREST EXPENSES

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Interest expenses for margin financing
Borrowings from banks	17,014	18,139
Borrowings from other licensed financial institutions	13,136	15,492
Borrowings from other parties	3,930	—
Interest expenses for securities borrowed
Borrowings from clients	—	3,945
Borrowings from brokers	4,572	7,090
Interest expenses for IPO financing
Borrowings from banks	557	28,649
Total	39,209	73,315

22.           NON-INTEREST COST AND EXPENSES BY NATURE

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Employee compensation and benefits	141,200	272,973
Brokerage commission and handling charge expenses(Note 20)	45,236	127,174
Marketing and branding	57,117	112,520
Processing and servicing costs(Note 23)	40,630	71,233
Rental and other related expenses	34,472	29,480
Professional services	9,965	14,654
Depreciation and amortization	6,556	13,570
Others	8,482	17,500
Total	343,658	659,104

23.                     PROCESSING AND SERVICING COSTS

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Market information and data fee	24,237	33,818
Cloud service fee	9,247	19,071
Data transmission fee	4,928	13,546
SMS service fee	460	1,715
System cost	1,516	2,871
Others	242	212
Total	40,630	71,233

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.                     TAXATION

Income Tax

1)                           Cayman Islands

The Group was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

2)                           The United States (“US”)

The Group’s subsidiaries, incorporated in the United States are subject to statutory income tax at a rate up to 35% for taxable income earned in the United States. On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, significantly revising the U.S corporate income tax law. Changes include a reduction in the federal corporate tax, changes to operating loss carry-forwards and carrybacks, and a repeal of the corporate alternative minimum tax. This legislation resulted in a reduction of the U.S. federal corporate income tax rates from a maximum of 35% to 21%, to which the subsidiaries incorporated in the United States are subject.

3)                           Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, subsidiaries in Hong Kong are subject to 16.5% income tax rate on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

4)                           China

The Group’s subsidiaries, consolidated VIEs and subsidiary of the VIEs established in the PRC are subject to statutory income tax at a rate of 25%, unless preferential tax rates were applicable.

The Enterprise Income Tax (“EIT”) Law and its implementing rules permit High and New Technology Enterprise (“HNTE”) and Certified Advanced Technology Service Enterprise (“CATSE”) to enjoy a reduced 15% EIT rate. One of the Group’s subsidiary, Futu Network Technology (Shenzhen) Co., Ltd., obtained the qualification certificate of High and New Technology Enterprise under the EIT Law, subject to the tax rate of 15% with a valid period of three years starting from 2019. The Group’s consolidated VIE, Shenzhen Futu, obtained the qualification certificate of Certified Advanced Technology Service Enterprise under EIT Law, subject to the tax rate of 15% with a valid period of three years starting from 2019.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.                  TAXATION (Continued)

Income Tax (Continued)

According to the relevant EIT Laws jointly promulgated by the Ministry of Finance of the PRC, State Tax Bureau of the PRC, and Ministry of Science of the PRC that became effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”).

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by FIEs in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiary registered outside the PRC should be deemed resident enterprises, the Company and its subsidiary registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.

Composition of income tax expense

The following table sets forth current and deferred portion of income tax (benefit)/expense:

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Current income tax expense	10,781	45,775
Deferred income tax benefit	(2,518)	—
Income tax expense	8,263	45,775

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.                   TAXATION (Continued)

Income Tax (Continued)

Tax Reconciliation

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Income before income tax	109,604	437,425

Tax expense at Hong Kong profit tax rate of 16.5%	18,085	72,175
Changes of valuation allowance	1,286	18,092
Tax effect of permanent differences	5,041	3,459
Effect of income tax in jurisdictions other than Hong Kong	3,905	(1,617)
Super deduction of research and development expenses	(20,054)	(9,094)
Income not subject to tax (1)	—	(37,240)
Income tax expense	8,263	45,775

(1)                       This amount represents tax exemption relating to the offshore income of the Operating Company. The brokerage commission income derived from executing the clients’ orders of US listed securities was treated as offshore-sourced and non-taxable on the basis that these transactions were executed outside Hong Kong.

Deferred Tax Assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	As of December 31,	As of June 30,
	2019	2020
	(HK$ in thousands)

Deferred tax assets
Net operating loss carryforwards	42,736	64,180
Accrued expenses and others	12,261	8,906
Less: valuation allowance	(53,421)	(71,513)
Net deferred tax assets	1,576	1,573

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.                     TAXATION (Continued)

Movement of Valuation Allowance

	Year Ended December 31,	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Balance at beginning of the year/period	23,249	53,421
Additions	30,188	18,594
Reversals	(16)	(502)
Balance at end of the year/period	53,421	71,513

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25%, 21%, 16.5% or the preferential tax rate of 15%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2019 and June 30, 2020, the Group had net operating loss carryforwards of approximately HK$223,629 thousand and HK$287,748 thousand, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiary established in Hong Kong, the U.S and PRC. As of December 31, 2019 and June 30, 2020, of the net operating loss carryforwards, HK$217,999 thousand and HK$282,126  thousand was provided for valuation allowance against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets of accrued expenses and others will not be realized. While the remaining HK$5,630 thousand and HK$5,622 thousand is expected to be utilized prior to expiration considering future taxable income for respective entities.

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s VIE and subsidiary of the VIE in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s VIE and subsidiary of the VIE as of December 31, 2019 and June 30, 2020. As of December 31, 2019 and June 30, 2020, most of the Group’s PRC subsidiaries were still in accumulated non-taxable position.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.                     TAXATION (Continued)

Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019 and June 30, 2020, the Group did not have any significant unrecognized uncertain tax positions.

25.                     DEFINED CONTRIBUTION PLAN

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB16,226 thousand and RMB11,204 thousand for the six months ended June 30, 2019 and 2020, respectively.

For the employees in Hong Kong, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Included in employee compensation and benefits expenses in the unaudited interim condensed consolidated statements of comprehensive income were HK$511 thousand and HK$647 thousand of plan contributions for the six months ended June 30, 2019 and 2020, respectively.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.                     REGULATORY REQUIREMENTS

The Group’s broker-dealer subsidiaries, Futu Securities, Futu Inc. and Futu clearing Inc., are subject to capital requirements determined by its respective regulators. Futu Securities, the Group’s subsidiary located in Hong Kong, was subject to Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, Futu Securities is required to maintain minimum paid-up share capital and liquid capital. Futu Inc. and Futu clearing Inc., the Group’s subsidiaries located in the United States, were subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital.

The tables below summaries the net capital, the requirement and the excess capital for the Group’s broker-dealer subsidiaries as of June 30, 2020:

	As of June 30, 2020
	Net Capital/ Eligible Equity	Requirement	Excess
	(HK$ in thousands)

Futu Securities	1,687,941	462,830	1,225,111
Futu Inc.	38,306	1,938	36,368
Futu Clearing Inc.	141,978	1,938	140,040
Total	1,868,225	466,706	1,401,519

Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.

As of December 31, 2019 and June 30, 2020, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

27.                     CONTINGENCIES

The financial services industry is highly regulated. From time to time, the licensed companies in the financial industry may be required to assist in and/or are subject to inquiries and/or examination by the regulatory authorities of the jurisdiction where they operate. As of the date of this report, the Operating Company is involved in ongoing regulatory inquiries by the regulator where no conclusion has not been reached. The Operating Company has procedures for evaluating whether potential regulatory fines are probable, estimable and material and for updating its contingency reserves and disclosures accordingly. For the six months ended June 30, 2020, the Group did not make any accrual for the aforementioned loss contingency.

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.                     RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity of individual name	Relationship with the Group

Mr. Leaf Hua Li and his spouse	Principal shareholder and member of his immediate families
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Principal shareholder
Individual directors and officers and their spouses	Directors or officers of the Group and members of their immediate families

(a)                       Cash and cash equivalent

	As of December 31,	As of June 30,
	2019	2020
	(HK$ in thousands)

Cash and cash equivalent	240	328

The balance represents the cash deposited by the Group in various payment channels of Tencent Group for funding marketing campaigns, of which could be withdrawn on demand.

(b)                       Amounts Due to Related Parties

	As of December 31,	As of June 30,
	2019	2020
	(HK$ in thousands)

Payables to Tencent Group in relation to ESOP management services	—	98
Payable in relation to cloud equipment and services from Tencent Group	33,153	14,657
SMS channel services from Tencent Group	475	1,395
	33,628	16,150

FUTU HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.                     RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(c)                        Transactions with Related Parties

1)                           Total expenses paid to related parties

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Cloud service fee	9,247	19,071
SMS channel service fee	460	1,715
Advertising expenses	136	153
	9,843	20,939

2)                           Total capital expenditure paid to related parties

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

Equipment purchased	—	566

3)                           Total income earn from related parties

	For the Six Months Ended June 30,
	2019	2020
	(HK$ in thousands)

ESOP management service income	270	300

The Group utilizes the cloud services and equipment provided by Tencent Group to process large amount of complicated data in-house, which reduces the risks involved in data storage and transmission. SMS channel services is provided by Tencent Group, including verification code, notification and marketing message services for the Group to reach its end users. Tencent Group provides advertising services to the Group via Tencent Group’s social media. The Group also earns revenue from Tencent Group by providing ESOP management service.

(d)                       Traded related transactions with Related Parties

Included in payables to clients in the unaudited interim condensed consolidated balance sheets as of December 31, 2019 and June 30, 2020, were payables to directors and officers of HK$19,553 thousand and HK$22,895 thousand, respectively. Revenue earned by providing brokerage services and margin loans to directors and officers and their spouses amounts to HK$1,588 thousand and HK$830 thousand for the six months ended June 30, 2019, and 2020, respectively.

29.                     SUBSEQUENT EVENTS

Since early 2020, the outbreak of novel coronavirus (“COVID-19”) has adversely impacted the global business environment. As the situation remains fluid as at the date these unaudited interim condensed consolidated financial statements are issued, the Group considered that the financial impact of the COVID-19 pandemic on the Group’s future financial condition is highly uncertain. The Group will keep continuous attention on the situation of the COVID-19 and financial market conditions to react actively to its impacts to the Group.